UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA CRESCENT ENTERPRISES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

16945G207
(CUSIP Number)

February 24, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16945G207

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

	Michael Houri

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only:

4	Citizenship or Place of Organization:

	Israel

	5	Sole Voting Power:

Number of		15,883,879

Shares	6	Shared Voting Power:
Beneficially
Owned by		0

Each	7	Sole Dispositive Power:
Reporting
Person		15,883,879

With:	8	Shared Dispositive Power:

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	15,883,879

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	12.7%

12	Type of Reporting Person (See Instructions):

	IN

ITEM 1.

(A)  NAME OF ISSUER

China Crescent Enterprises, Inc., a Nevada corporation (the “Issuer”)

(B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

14860 Montfort Drive, Suite 210, Dallas, TX 75254.

ITEM  2.

(A)  NAME  OF  PERSONS  FILING

Michael Houri

(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

58 Hameshorer Atsag Street, Jerusalem, Israel

(C)  CITIZENSHIP

Israel

(D)  TITLE OF CLASS OF SECURITIES

Common stock, $0.001 par value

(E)  CUSIP NUMBER

16945G207

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)  ☐ A  parent  holding  company  or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)  ☐ A  savings  association as defined in section 3(b) of the Federal Deposit  Insurance  Act  (12  U.S.C.  1813).

(i)  ☐ A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  section 3(c)(14) of the Investment Company Act  of  1940  (15  U.S.C.  80a-3).

(j)  ☐ Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 15,883,879

(b) Percent of class: 12.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 15,883,879

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 15,883,879

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:

February 24, 2010

By:	/s/ Michael Houri
Name: Michael Houri Title: